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03024286

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sinner Resources Ltd

*CURRENT ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2238 FISCAL YEAR 1-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/2/03

82-



03 JUL -2 AM 7:21

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

(previously Form 61)



RECEIVED
JUN 30 2003
PROCESSING

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
SENNEN RESOURCES LTD.			03	01	31	03	05	12

ISSUER ADDRESS				
SUITE 408 – 837 WEST HASTINGS STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3N6	604-685-6493	604-685-6851
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
IAN ROZIER		DIRECTOR		604-685-6851
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	IAN T. ROZIER	03	06	12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	DOUGLAS B. HYNDMAN	03	06	12

FIN51-901F Rev.2000/12/19

ARIS
1-31-03

SENNEN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

AUDITORS' REPORT

To the Shareholders of
Sennen Resources Ltd.

We have audited the consolidated balance sheets of Sennen Resources Ltd. as at January 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada

Chartered Accountants

May 12, 2003

SENNEN RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT JANUARY 31

	2003	2002
ASSETS		
Current		
Cash	$ -	$ 171,130
Receivables	7,627	8,972
Prepaid expenses and deposits	16,311	6,421
	23,938	186,523
Capital assets (Note 5)	33,150	15,593
Deposits (Note 6)	25,809	35,229
Mineral properties (Note 7)	1	5,396,483
Deferred development costs (Note 8)	-	225,531
	$ 82,898	$ 5,859,359
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Bank overdraft	$ 5,370	$ -
Accounts payable and accrued liabilities	31,984	75,880
Loan payable (Note 9)	-	350,000
Due to related party (Note 10)	50,000	20,000
Current portion of obligation under capital lease	3,664	14,109
	91,018	459,989
Obligation under capital lease (Note 11)	23,619	-
	114,637	459,989
Shareholders' equity (deficiency)		
Capital stock (Note 12)	8,085,692	7,735,692
Deficit	(8,117,431)	(2,336,322)
	(31,739)	5,399,370
	$ 82,898	$ 5,859,359

Nature and continuance of operations (Note 1)
Commitment (Note 15)
Subsequent events (Note 19)
On behalf of the Board:


_____________________ Director


_____________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

SENNEN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED JANUARY 31

	2003	2002
EXPENSES		
Accounting and audit	$ 15,525	$ 14,300
Amortization	8,189	6,682
Consulting	84,300	99,248
Interest on loan payable	21,000	42,000
Interest on obligation under capital lease	1,805	1,759
Legal	7,949	22,202
Office and miscellaneous	9,495	14,103
Rent	9,600	-
Transfer agent and filing fees	8,972	9,295
Travel and auto expense	18,516	38,892
Loss before other items	(185,351)	(248,481)
OTHER ITEMS		
Loss on disposal of capital asset	(3,775)	-
Recovery of interest on loan payable (Note 9)	77,575	-
Write-down of mineral properties (Note 7)	(5,396,482)	-
Write-down of deferred development costs (Note 8)	(273,076)	-
Provision for write-down of advance receivable (Note 4)	-	(424,120)
Interest income	-	2,449
	(5,595,758)	(421,671)
Loss for the year	(5,781,109)	(670,152)
Deficit, beginning of year	(2,336,322)	(1,666,170)
Deficit, end of year	$ (8,117,431)	$ (2,336,322)
Basic and diluted loss per share	$ (0.26)	$ (0.03)
Weighted average number of shares outstanding	22,116,343	20,955,727

The accompanying notes are an integral part of these consolidated financial statements.

SENNEN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED JANUARY 31

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (5,781,109)	$ (670,152)
Items not affecting cash:		
Amortization	8,189	6,682
Loss on disposal of capital asset	3,775	-
Recovery of interest on loan payable	(77,575)	-
Write-down of mineral properties	5,396,482	-
Write-down of deferred development costs	273,076	-
Provision for write-down of advance receivable	-	424,120
Change in non-cash working capital items:		
Decrease in receivables	1,345	3,545
Decrease (increase) in prepaid expenses	(9,890)	1,612
Increase (decrease) in accounts payable and accrued liabilities	33,679	(21,709)
Net cash used in operating activities	(152,028)	(255,902)
CASH FLOWS FROM INVESTING ACTIVITIES		
Deferred development costs	(47,545)	(34,974)
Deposits recovered (paid)	9,420	(2,000)
Acquisition of capital asset	(10,000)	-
Net cash used in investing activities	(48,125)	(36,974)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advance from related party	30,000	20,000
Issuance of common shares	-	200,000
Repayment of obligation under capital lease	(6,347)	(8,730)
Net cash provided by financing activities	23,653	211,270
Decrease in cash during the year	(176,500)	(81,606)
Cash, beginning of year	171,130	252,736
Cash, end of year	$ (5,370)	$ 171,130
Cash is represented by:		
Cash	$ 1,902	$ 171,130
Bank overdraft	(7,272)	-
	$ (5,370)	$ 171,130

Supplemental disclosures with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and its principal business activities include the acquisition and development of mineral properties. The Company is currently seeking new opportunities for the acquisition and development of mineral properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to acquire and develop new mineral properties, receive continued financial support, complete public equity financings, or generate profitable operations in the future.

	2003	2002
Deficit	$ (8,117,431)	$ (2,336,322)
Working capital (deficiency)	(67,080)	(273,466)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Huisan Inc., Ribfield Pty. Ltd. and Sennen Resources (Barbados) Ltd. All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties (cont'd...)

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred development costs

The Company defers all development expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and for deferred development costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Capital assets

Capital assets consisting of a vehicle are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at an annual rate of 30%.

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the Statement of Operations.

Stock-based compensation plan

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock. There is no effect on the financial statements of either the current period or prior period presented.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Income taxes

Future income taxes are recorded for using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Diluted loss per share has not been presented separately as this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, deposits, bank indebtedness, accounts payable and accrued liabilities, loan payable, amounts due to related party and obligation under capital lease. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

4. ADVANCE RECEIVABLE

In fiscal 2001, the Company entered into an agreement with @Kids Corporation ("@Kids") and Safe Explorer Software Corporation ("Safex") to acquire a 100% interest in Safex for consideration of US$50,000 (paid) and the issuance of 12,000,000 common shares of the Company. In conjunction with this agreement, the Company also advanced CDN$350,000 to Safex. On October 27, 2000, the Company decided not to proceed with the proposed acquisition of Safex.

On September 24, 2001 the Company filed an order in the Supreme Court of British Columbia against Safex for their failure to repay the CDN$350,000. On October 19, 2001, a judgment was granted against Safex in the amount of CDN$361,802 including the costs of the action. During the year ended January 31, 2002, management provided an allowance against the total advances and investment of $424,120 as the collectability of this amount was uncertain.

5. CAPITAL ASSETS

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Leased vehicle	$ 39,000	$ 5,850	$ 33,150	$ 26,206	$ 10,613	$ 15,593

6. DEPOSITS

Deposits are comprised of amounts paid to the Department of Mines and Energy of Australia as security for the coal deposits in Queensland, Australia.

7. MINERAL PROPERTIES

The Company's coal deposits in Queensland, Australia are as follows:

	2003	2002
Onaview	$ -	$ 1,517,145
Middlemount	-	1,387,026
Collingwood	1	2,492,312
	$ 1	$ 5,396,483

7. MINERAL PROPERTIES (cont'd...)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historic characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

During the year ended January 31, 2003, the mineral property costs and related deferred development costs were written down to a nominal value of $1 in accordance with Accounting Guideline 11, of the Canadian Institute of Chartered Accountants Handbook.

8. DEFERRED DEVELOPMENT COSTS

2003	Onaview	Middlemount	Collingwood	Total
Balance, beginning of year	$ 64,980	$ 59,503	$ 101,048	$ 225,531
Consulting	7,164	6,550	11,770	25,484
Licenses	13,043	5,058	3,960	22,061
	20,207	11,608	15,730	47,545
	85,187	71,111	116,778	273,076
Write-down	(85,187)	(71,111)	(116,778)	(273,076)
Balance, end of year	$ -	$ -	$ -	$ -

2002	Onaview	Middlemount	Collingwood	Total
Balance, beginning of year	$ 53,883	$ 50,417	$ 86,257	$ 190,557
Consulting	7,954	7,272	13,068	28,294
Licenses	3,143	1,814	1,723	6,680
	11,097	9,086	14,791	34,974
Balance, end of year	$ 64,980	$ 59,503	$ 101,048	$ 225,531

9. LOAN PAYABLE

During the year ended January 31, 2001, the Company obtained a loan in the amount of $350,000, bearing interest at 12% per annum, to help finance its intended acquisition of Safex (Note 4). As a result of the termination of the Safex acquisition, the Company repaid the lender during the current year, by issuing 875,000 common shares of the Company at a conversion price of $0.40 per share and recovered accrued interest of $77,575 on the loan payable.

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid consulting fees of $60,000 (2002 - $60,000) to a company with a common director.

b) Paid consulting fees of $12,000 (2002 - $11,000) to a company controlled by an officer of the Company.

c) Paid rent of $9,600 (2002 - $Nil) to a company controlled by a director.

The amount due to related party of $50,000 (2002 - $20,000) is payable to a company controlled by a director. The amount is unsecured, bears no interest, and has no fixed terms of repayment, and accordingly the fair value cannot be determined.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

11. OBLIGATION UNDER CAPITAL LEASE

		2003		2002
Obligation under capital lease with imputed interest at 9.76% per annum over a term expiring May 1, 2002, secured by the leased vehicle.	$	-	$	14,109
Obligation under capital lease with imputed interest at 8.60% per annum over a term expiring August 1, 2005, secured by the leased vehicle.		27,283		-
		27,283		14,109
Less: current portion		(3,664)		(14,109)
	$	23,619	$	-

The future minimum lease payments through the lease term are as follows:

2004	$	5,868
2005		5,868
2006		20,434
		32,170
Less: imputed interest		(4,887)
Balance of obligation	$	27,283

12. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
99,711,539 common shares without par value		
Issued		
Balance as at January 31, 2001	19,855,727	$ 7,293,692
Private placements	2,100,000	442,000
Balance as at January 31, 2002	21,955,727	7,735,692
Repayment of loan (Note 9)	875,000	350,000
Balance as at January 31, 2003	22,830,727	$ 8,085,692

13. STOCK OPTIONS AND WARRANTS

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company. Under the plan, options vest on grant and have a maximum term of five years.

At January 31, 2003, the Company had incentive stock options and warrants outstanding enabling holders to acquire the following:

	Number of Shares	Exercise Price	Expiry Date
Options	2,800,000	$ 0.20	November 14, 2003
	100,000	0.25	October 7, 2004
Warrants:	1,100,000	0.29	February 21, 2003 (subsequently exercised)
	1,000,000	0.25	December 20, 2003

13. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock option transactions are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding as at January 31, 2001	2,745,000	$	0.33
Granted	2,800,000		0.20
Expired/cancelled	(2,745,000)		0.33
Outstanding as at January 31, 2002	2,800,000		0.20
Granted	100,000		0.25
Expired /cancelled	-		-
Outstanding as at January 31, 2003	2,900,000	$	0.20
Exercisable as at January 31, 2003	2,900,000	$	0.20

14. STOCK-BASED COMPENSATION

The Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options.

Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations for the year, with pro-forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

	2003
Loss for the year as reported	$ (5,781,109)
Compensation expense under Section 3870	(11,677)
Pro-forma loss for the year	$ (5,792,786)
Pro-forma basic and diluted loss per share	$ (0.26)

14. STOCK-BASED COMPENSATION (cont'd...)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

Risk-free interest rate	3.39%
Expected life of options	2 years
Annualized volatility	132.56%
Dividend rate	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

15. COMMITMENT

The Company leases office premises under terms of an operating lease with a company controlled by a director. The lease provides for annual basic lease payments through expiry approximately as follows:

2004	$	14,400
2005		14,400
2006		14,400
2007		14,400
2008		4,800

16. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2003		2002
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	1,805	$	1,759

Significant non-cash transactions for the year ended January 31, 2003 consisted of:

a) The Company issuing 875,000 common shares as repayment of loan payable of $350,000.

b) The Company leasing a vehicle with a value of $39,000 and assuming an obligation under capital lease of $29,000.

c) The Company disposed of a leased vehicle with a net book value of $13,254 and a related obligation under a capital lease of $9,479.

The significant non-cash transaction for the year ended January 31, 2002 consisted of the Company converting subscriptions received in advance of $242,000 into common shares of the Company with a value of $242,000.

17. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2003	2002
Loss before income taxes	$ (5,781,109)	$ (670,152)
Expected income tax recovery	$ (2,191,041)	$ (265,380)
Other	6,747	4,000
Write-down of advance receivable	-	84,000
Write-down of mineral property and deferred development costs	2,148,763	-
Unrecognized benefits of non-capital losses	35,531	177,380
Total income taxes	$ -	$ -

Details of the Company's future income tax assets are as follows:

	2003	2002
Future income tax assets:		
Mineral properties and deferred development costs	$ 2,162,000	$ 265,000
Capital loss carryforwards	76,000	84,000
Non-capital loss carryforwards	306,000	330,000
	2,544,000	679,000
Valuation allowance	(2,544,000)	(679,000)
Net future income tax assets	$ -	$ -

The Company has non-capital losses carried forward of approximately $865,000 which expire through to 2009. They may be utilized to offset future taxable income. Subject to certain restrictions, the Company also has net capital losses of approximately $200,000 and resource expenditures of approximately $6,070,000 available to reduce income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

18. SEGMENTED INFORMATION

The Company's identifiable assets are located in the following countries:

	2003	2002
Australia	$ 34,417	$ 5,657,243
Canada	48,481	202,116
	$ 82,898	$ 5,859,359

The Company's loss was incurred in the following countries:

	2003	2002
Australia	$ (5,669,558)	$ -
Canada	(111,551)	(670,152)
	$ (5,781,109)	$ (670,152)

19. SUBSEQUENT EVENTS

Subsequent to January 31, 2003, the Company:

a) Issued 1,100,000 common shares for gross proceeds of $319,000 pursuant to the exercise of warrants.

b) Through its wholly owned subsidiary, Sennen Resources (Barbados) Ltd., entered into an agreement to acquire an option to purchase 100% of the shares of Makapa Mining Inc. ("Makapa"). As consideration, the Company is required to (i) pay US$50,000 upon regulatory approval and (ii) issue 15,000,000 common shares of the Company over a period of three years based on exploration expenditures of up to US$6,000,000; and (iii) complete a private placement to raise at least CDN$3,000,000.

   The agreement is subject to regulatory approval.

SCHEDULE A: FINANCIAL INFORMATION

See attached audited consolidated financial statements for the year ended January 31, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited consolidated financial statements for the year ended January 31, 2003.

2. See Note 10 of the attached audited consolidated financial statements for the year ended January 31, 2003.

3. a) Summary of securities issued during the year ended January 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
November 25, 2002	Common shares	Repayment of loan	875,000	$ 0.40	$ 350,000	Repayment of loan

b) Summary of options granted during the year ended January 31, 2003:

Date of Grant	Optionee	Number	Price	Expiry Date
October 7, 2002	Don Myers	100,000	$ 0.25	October 7, 2004

4. a) See Note 12 of the attached audited consolidated financial statements for the year ended January 31, 2003.

b) Issued and outstanding:

	Number of Shares	Amount
Balance at January 31, 2003	22,830,727	$ 8,085,692

c) See Note 13 of the attached audited consolidated financial statements for the year ended January 31, 2003.

d) There are no shares held in escrow or subject to a pooling agreement.

5. Directors and officers:

Ian Rozier (Director)
Douglas B. Hyndman (Director and President)
James Robertson (Director)
Paul A. Ray (Director)
Barbara Dunfield (Secretary)

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis:

The following discussion of the operating results and financial position of the Company should be read in conjunction with the consolidated financial statements and related notes thereto

Results of Operations:

The primary operations of the Company consist of acquiring and maintaining mineral resource properties.

On March 10, 2003, the Company, through its wholly owned subsidiary, Sennen Resources (Barbados) Ltd., entered into an agreement to acquire an option to purchase the shares of Makapa Mining Inc. ("Makapa"), a Guyana company that owns mineral rights over 803,410 acres in northwestern Guyana. The acquisition of the Five Star Geological and Geophysical Survey Permit covering 764,000 acres, and the Makapa Prospecting Licence covering 2,500 acres will be through the acquisition of 100% of the shares in Makapa Mining Inc. ("MMI") from Makapa Minex Inc. ("Minex"), a company incorporated in the British Virgin Islands.

The Five Star/Makapa Mining Project is located in northwest Guyana, adjacent to the border with Venezuela. The property, like most of the known gold deposits discovered in the region, lies immediately north of the most significant structural corridor of the Guiana Shield, the Central Guiana Shear Zone, and its western expression in Guyana, the Makapa–Kuribrong Shear Zone. The presence of several intrusions mapped within the greenstone sequences at Makapa and their proximity to major structures are key to the discovery of large tonnage gold deposits in Guyana such as Omai.

On the Makapa P.L., quartz reefs and breccias in shears with very high-grade mineralization have been identified and will be explored to determine their potential for high-grade gold lode deposits. Potential analogues include shear-zone hosted (high-grade; low tonnage) deposits such as La Camorra. Also, a number of intrusives associated with the Makapa-Kuribrong deformation zone are considered targets for intrusive-hosted gold deposits such as Omai. At the Rosebel gold mine under construction by Cambior, the ore bodies occur in a network of cigar-shaped ore shoots in close proximity to shear zones; this setting is evident in both the Makapa Hills/Otumong River area and in the Barama East/Piai sectors of the concession. Five prospective areas have already been prioritized for immediate detailed exploration with one prospect targeted for mechanized trenching and drilling.

Approximately US$7,000,000 was expended on the concession in the mid 1990's and a vast amount of technical data was accumulated. The Company has been conducting technical due diligence on these data for over four months in order to evaluate the technical merits of the project and to determine an appropriate valuation for acquisition purposes.

The acquisition will be through the purchase of 100% of the shares in Makapa by Sennen Resources (Barbados) Ltd. from Makapa Minex Inc. ("Minex"). The terms of the acquisition of the Makapa shares are as follows;

a) A payment of Fifty Thousand United States Dollars (US$50,000) to be paid on approval of the transaction by the TSX Venture Exchange (the "Exchange"); and

b) Fifteen Million (15,000,000) common shares of Sennen to be issued to the shareholders of Minex, the three shareholders of Minex each receiving five million (5,000,000) shares, subject to the rules and provisions of the Exchange and/or any other regulatory restrictions that may apply.

c) The Company must complete a Private Placement to raise at least Three Million (3,000,000) Canadian dollars prior to completion in order to meet the estimated costs of work programs in the first year.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

The shares issued will be by staged release over time based on expenditures on the concession as follows:

i) Three Million (3,000,000) shares (20%) within 10 days of approval by the Exchange.

ii) Three Million (3,000,000) shares after expenditures of US$2,000,000.00.

iii) Three Million (3,000,000) shares after expenditures of US$4,000,000.00 or after 2 years, whichever is the earliest.

(iv) Six Million (6,000,000) shares after expenditures of US$6,000,000.00, or after 3 years, whichever is the earliest.

There are no finders fee applicable for this transaction.

One of the vendors, Mr. Hilbert Shields, will be appointed to the Board of Directors and Vice President, Operations of the Company. Mr. Shields is a highly qualified geologist with over twenty years experience in prospecting, exploration and property acquisitions and development in the Guiana Shield region of South America. He is regarded as an expert on the geology of the Guiana Shield and has designed and managed several successful exploration campaigns in the region.

The Company currently has 23,930,727 shares issued and outstanding, and 25,722,727 on a fully diluted basis. The Company anticipates that after completion of the Private Placement to raise $3,000,000 it will have approximately 29,000,000 shares issued and outstanding, and 34,000,000 on a fully diluted basis. If after three years all the vendor shares are issued the Company would have approximately 44,000,000 shares issued and outstanding and 49,000,000 on a fully diluted basis, provided that no further shares are issued for property acquisitions and/or financings. When issued, the total vendor consideration of 15,000,000 shares would represent approximately 34% of the issued capital, and 30% of the fully diluted capital. When all the vendor shares have been issued, each of the three shareholders of Minex would own approximately 10% of the issued capital and of the fully diluted share capital. All percentages are based on no further shares being issued during the next three years other than those issued for the Proposed Private Placement (and the exercise of attached warrants) in the near term to raise $3,000,000.

The Company has already retained a Qualified Person to prepare a 43-101 Technical Report and a valuation suitable for the Exchange transaction approval process. The proposed acquisition of the Makapa project is a significant event in the affairs of the Company as it represents one of the most desirous exploration concessions in the Guiana Shield region of South America where several gold deposits have already been discovered in Guyana (Omai), in Venezuela (La Cristinas and La Camorra) and in Surinam (Gros Rosebel).

The Company continues to retain three coal deposits in Queensland Australia which, although in good standing, have been written down to a nominal value of $1 in accordance with Accounting Guideline 11 of the Canadian Institute of Chartered Accountants Handbook. Therefore, the exploration of the Makapa project in Guyana will be the main focus of the Company in the near term.

Liquidity and Cash Reserves:

At January 31, 2003 the Company had a cash deficit of $5,370 compared with $171,130 at January 31, 2002. Accounts payables were reduced from $75,880 to $31,984 while due to related party increased from $20,000 to $50,000. The loan of $350,000 at January 1, 2002 was repaid through the issuance of 875,000 common shares of the Company.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Investor Relations:

The Company has no formal agreement in this regard.

Subsequent Events:

See Note 19.

Legal Proceedings:

None

Related Party Transactions:

During the year, the Company entered into the following transactions with related parties:

a) Paid consulting fees of $60,000 (2001 - $60,000) to a company with a common director.

b) Paid consulting fees of $12,000 (2002 - $11,000) to a company controlled by a director of the Company.

c) Paid rent of $9,000 (2002 – Nil) to a company controlled by a director.

d) Amount due to related party of $50,000 ($2002 - $20,000) is payable to a company controlled by a director of the Company. The amount is unsecured, bears no interest, and has no fixed terms of repayment. The amount was repaid on February 6, 2003.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

03 JUL -2 AM 7:21

SENNEN RESOURCES LTD.
408 837 W. Hastings Street
Vancouver, British Columbia
V6C 3N6

INFORMATION CIRCULAR

As at June 12, 2003
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Sennen Resources Ltd. (the "Company") for use at the Annual General Meeting of the Company, at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.

Note: The term member as defined in the Company Act R.S.B.C. 1996, c.62 (the Company Act) means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

The solicitation will be primarily by mail. Directors, officers or employees of the Company at nominal cost may also solicit proxies personally or by telephone. The cost of this solicitation will be borne by the Company.

RECORD DATE

Members of record on **June 12, 2003** may vote in person or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their stead.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) was delivered to the British Columbia Securities Commission, the Alberta Securities Commission, the Saskatchewan Securities Commission and the TSX Venture Exchange (BC) and was published in The Vancouver Province newspaper on **May 22, 2003**.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the Management Proxy holders).

A shareholder has the right to appoint a person other than a Management Proxy holder, to represent the shareholder at the Meeting by striking out the names of the Management Proxy holders

and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxy holder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the Shares) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the shareholder) on any ballot that may be called for.

If no choice is specified and a shareholder as proxy holder appoints one of the Management Proxy holders, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxy holder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters, which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, **Pacific Corporate Trust Co., 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8**, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Company are non-registered shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.

More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the Non-Registered Holder) but which are registered either: (a) in the name of an intermediary (an Intermediary) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the Meeting Material) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wish to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Pacific Corporate Trust Co.** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a proxy authorization form) which the Intermediary must follows. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly completed and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxy holders and insert the Non-
Registered Holder' s name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 99,711,539 common shares without par value (the common shares), of which **23,930,727** common shares are issued and outstanding. The holders of the common shares are entitled to one vote for each common share held. Holders of the common shares of record at the close of business on **June 12th 2003** will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

Name	Number of Voting Securities	Percentage of Issued Voting Securities
CDS & Co. 25 The Esplanade Toronto, Ontario	22,425,603	93.7%

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEE.

The following information concerning the respective nominees has been furnished by each of them:

Name, Municipality of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holder, occupation during the past five years	First and Present Position with the Company	Number of Common Shares beneficially owned, directly or indirectly or over which direction or control is exercised
Ian Rozier*(2) West Vancouver	Director of the Company; President, and Director of Newport Exploration Ltd.; Chairman and Director of Maximus Ventures Ltd.	Director, July 7, 1996 to date.	313,000(1)
Douglas B. Hyndman	President of the Company; Partner of Kornfeld Mackoff Silber	President and Director July 22, 1997 to date	Nil
Paul A. Ray(3) Monaco	Businessman	Director, May 29, 1996 to date.	3,832,000(2)
James Roberstson*(4) Vancouver	Principal of Midas Management Inc., 1985-Present	Director, November 10, 1999 to date	200,000(3)

* Member of the audit committee of the Company

(2) 63,000 shares are held in the name of Turpin Capital Ltd., a private British Columbia company controlled by Ian Rozier and Jemma Trust Company as Trustee for the Rozier Family Trust holds 250,000 shares.

(3) Of the 3,832,000 common shares 2,000,000 are registered in the name of Milet Global Corporation, a private company controlled by Paul Ray. The remaining 1,832,000 shares are registered in the name of Zolarium Ltd., a private company controlled by Paul Ray.

(4) These shares are registered in the name of Gundy Co. in Trust for James Robertson.

EXECUTIVE COMPENSATION.

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at January 31, 2003 and the other four most highly compensated executive officers of the Company as at January 31, 2003 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the Named Executive Officers).

1. Summary Compensation Table

The following table sets forth, for the financial years ended January 31, 2003, January 31, 2002 and January 31, 2001, the compensation of the President and Chief Executive Officer, and of the four most highly compensated executive officers of the Company, other than the President and Chief Executive Officer (collectively referred to as the "Named Executive Officers").

Name and Principal Position	Fiscal Year Ended January 31, 2002, 2001 and 2000	Annual Compensation			Long-Term Compensation			All Other Com-pen-sation
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Pay-outs	
					Common Shares Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Pay-outs ($)	
Douglas B. Hyndman President	2003	Nil	Nil	Nil		Nil	Nil	Nil
	2002	Nil	Nil	Nil	100,000	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Barbara Dunfield Corporate Secretary	2003	$12,000[1]	Nil	Nil		Nil	Nil	Nil
	2002	$11,000[1]	Nil	Nil	600,000	Nil	Nil	Nil
	2001	$ 6,000[1]	Nil	Nil	Nil	Nil	Nil	Nil

1. These amounts were paid to Tabo Investments Ltd., a private British Columbia company controlled by Barbara Dunfield

2. Long-Term Incentive Plan ("LTIP") Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance is paid (whereby performance is measured by reference to financial performance of the price of the Company's securities).

3. Option Grants

The Company granted options to the Name Executive Officers during the Company's most recently completed financial year as set forth in the following table:

Name	Securities Under Option Granted[1]	% of Total Options Granted to Employees in the Fiscal Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiry Date
Douglas Hyndman	100,000	Nil	$0.20	Nil	Nov. 14, 2003
Ian Rozier	900,000	Nil	$0.20	Nil	Nov. 14, 2003
Barbara Dunfield	600,000	Nil	$0.20	Nil	Nov. 14, 2003
Paul A. Ray	450,000	Nil	$0.20	Nil	Nov. 14, 2003
James Robertson	100,000	Nil	$0.20	Nil	Nov. 14, 2003

4. Option Exercises and Year-End Options

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)[2]	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money[1] Options/SARs at FY-End ($) Exercisable/ Unexercisable
Ian T. Rozier	Nil	Nil	900,000 @ $0.20 expiry November 14, 2003	None
Douglas Hyndman	Nil	Nil	100,000 @ $0.20 expiry November 14, 2003	None
James Robertson [1]	Nil	Nil	100,000 @ $0.20 expiry November 14, 2003	None
Paul A. Ray[2]	Nil	Nil	450,000 @ $0.20 expiry November 14, 2003	None

(1) In the Money means the excess of the market value of the common shares of the Company on January 31, 2003 over the base price of the options.
(2) Aggregate Value Realized means the excess of the market value at exercise over the exercise price at the date of exercise.
(3) These options are held in the name of Blackfriar Investments Inc. a private British Columbia company controlled by James Robertson
(4) These options are held in the name of Milet Global Corporation, a private company controlled by Paul Ray.

The following table sets forth details of all exercises of stock options during the most recently completed financial year by Company directors (excluding Named Executive Officers):

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)[2]	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money[1] Options/SARs at FY-End ($) Exercisable/ Unexercisable
Ian T. Rozier	Nil	Nil	900,000 @ $0.20 expiry November 14, 2003	None
Douglas Hyndman	Nil	Nil	100,000 @ $0.20 expiry November 14, 2003	None
James Robertson [1]	Nil	Nil	100,000 @ $0.20 expiry November 14, 2003	None
Paul A. Ray[2]	Nil	Nil	450,000 @ $0.20 expiry November 14, 2003	None

1. In the Money means the excess of the market value of the common shares of the Company on January 31, 2002 over the base price of the options.
2. Aggregate Value Realized means the excess of the market value at exercise over the exercise price at the date of exercise.
3. These options are held in the name of Blackfriar Investments Inc. a private British Columbia company controlled by James Robertson
4. These options are held in the name of Milet Global Corporation, a private company controlled by Paul Ray.

5. Option Repricings

The Company did not reprice downward any options during the most recently completed financial year.

6. Pension Plans

The Company does not have a Pension Plan.

7. Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

8. Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no employment contracts with any Named Executive Officer, except as follows:

The Company entered into an agreement dated February 1, 1999, as amended April 1, 2001, with Tabo Investments Ltd. (Tabo), a private British Columbia company controlled by Barbara Dunfield, Corporate Secretary of the Company. Pursuant to this agreement, Tabo shall implement all decisions of the Directors and conduct the ordinary and usual business affairs of the Company, subject at all times to the direction of the Directors. Tabo shall receive compensation of $1,000.00 per month in exchange for its services pursuant to the agreement.

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer in the Company's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect a Named Executive Officer the value of such compensation exceeds $100,000.

9. Compensation Committee

The Company does not have a Compensation Committee.

10. Report on Executive Compensation

Board on Executive Compensation

The Board of Directors administers the Company's executive compensation program. The Board also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

Executive Compensation Program

The Company's executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Base salaries are set at levels which are competitive with the base salaries paid by corporations within the mining industry of a comparable size and with operations at approximately at the same stage, thereby enabling the Company to compete for and retain executives critical to the Company's long term success.

Compensation for the Named Executive Officers consists of a base salary and a longer-term incentive in the form of stock options.

Base Salary

The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Stock Options

Incentive stock options may be granted to directors, officers and employees of the Company in accordance with the policies of the TSX Exchange. The Company currently has a Stock Option Plan wherein the aggregate number of shares that may be reserved for issuance pursuant to the Stock Option Plan will not exceed 20% of Sennen's issued and outstanding common shares. In addition, a vesting schedule, which is reasonably structured and equitable in relation to the size and duration of the Plan will be implemented in accordance to Exchange policy wherein the shares will be released over a period of two years. The Stock Option Plan was approved by disinterested shareholders of the Company at an Annual General Meeting held on June 16, 1998.

The exercise price per share will never be less than the closing sales price on the TSX Venture Exchange on the last trading day preceding the day on which the option is granted, or if no sale is reported on such business day, then not less than the closing sales price of such shares on the last previous business day on which such shares were traded.

11. Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Company to directors of the Company, or the Company' s subsidiaries, if any, for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b) as consultants or experts

except as set forth below and otherwise herein disclosed:

The Company entered into a consulting agreement dated September 1, 1999 as amended January 1, 2001 with Buccaneer Management Inc. (Buccaneer), a private British Columbia company controlled by Ian Rozier, a director of the Company. Pursuant to the agreement, Buccaneer shall implement all decisions of the Directors and conduct the ordinary and usual business affairs of the Company, subject at all times to the direction of the Directors. Buccaneer shall receive compensation of $5,000.00 per month in exchange for its services pursuant to the agreement.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth details of stock options granted during the most recently completed financial year to Company directors (excluding the Named Executive Officers).

Name	Number of Common shares Subject to Option	Date of Grant	Exercise Price	Market Value On day of Grant	Expiry Date
Douglas Hyndman	100,000	Nov.14,"01	$0.20	$ 20,000	Nov.14,"03
Ian Rozier	900,000	Nov.14,"01	$0.20	$$180,000	Nov.14,"03
James Robertson	100,000	Nov.14,"01	$0.20	$ 20,000	Nov.14,"03
Paul Ray	450,000	Nov.14,"01	$0.20	$ 90,000	Nov.14,"03

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any directors, executive officers, or proposed nominee for election as a director of associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock option purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for the election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Davidson & Company, Chartered Accountants, of 1270-609 Granville Street, Stock Exchange Tower, Vancouver, British Columbia, as auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors. Davidson & Company was first appointed as auditors on December 7th, 1999.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Amendment of Stock Option Plan

The Stock Option Plan (the "Plan") provides for the granting of options to purchase common shares of the Company to Directors, Officers, employees, and ongoing service personnel of the Company. Stock Options are a significant long-term incentive and are viewed as an important aspect of total employee and director compensation. Under the rules of the TSX Venture Exchange (the "TSX") (formerly the Canadian Venture Exchange), the Plan must be approved by ordinary resolution passed by the shareholders. Accordingly, the shareholders approved the plan on June 16, 1998. The Plan complies with the rules set forth for such plans by the TSX in that at no time would more than 20% of Sennen's issued and outstanding common shares be reserved for incentive stock options. The stock options would be issued at the discretion of the Board of Directors and would be exercised during a period not exceeding 5 years. The exercise price will not be less than the average closing price of the Company's shares on the ten (10) trading days immediately preceeding the date on which the Directors granted the option and will not otherwise be less than $0.15 per share.

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers and key employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers and employees to continue and increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

The Plan will also reduce the administrative expenses in having individually granted stock options accepted by the securities regulatory bodies. A copy of the Plan, subject to such revisions and alterations as may be required or acceptable to the applicable regulatory authorities having jurisdiction, is attached hereto as Schedule "A". Reference should be made thereto for a complete statement of the terms and conditions of the Plan. The proposed Stock Option Plan must be approved by the disinterested members of the Company.

The insiders of the Company to whom shares may be issued under the Plan and their associates shall abstain from voting on the proposed Plan. The number of shares owned by such parties and their associates, to the best of the knowledge of the Company, is shares representing approximately 18.1% of the issued capital of the Company.

(b) Directors' Authorization

The shareholders of the Company will be asked to authorize the Directors to amend the stock option Plan attached as Schedule A of the Information Circular.

(c) Other Matters

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of May 16h 2003.

BY ORDER OF THE BOARD
SENNEN RESOURCES LTD.

Signed: ***Douglas B. Hyndman***
Douglas B. Hyndman, President

Page Break

SCHEDULE A

AMENDED STOCK OPTION PLAN

OF

SENNEN RESOURCES LTD.

1. PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers Employees, Management Company Employees and Consultants (as such terms are defined below) of the Company and its subsidiaries (collectively "Eligible Persons"), to be known as the "**Sennen Stock Option Plan**" (the "**Plan**"). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the Market Price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board.

2. DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1 "**Associate**" means an "Associate" as defined in the Exchange Policies.

2.2 "**Board**" means the Board of Directors of the Company.

2.3 "**Change of Control**" means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

2.4 "**Company**" means Sennen Resources Ltd. and its successors.

2.5 "**Consultant**" means a "Consultant" as defined in the TSX Policies.

2.6 "**Consultant Company**" means a "Consultant Company" as defined in the TSX Policies.

2.7 "**Disability**" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a) being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b) acting as a director or officer of the Company or its subsidiaries.

2.8 "**Discounted Market Price**" of Shares means, if the Shares are listed only on the TSX Venture Exchange, the Market Price less the maximum discount permitted under the TSX Policy applicable to Options;

2.9 "**Distribution**" means a "Distribution" as defined in the TSX Policies.

2.10 "**Eligible Persons**" has the meaning given to that term in paragraph 1 hereof.

2.11 "**Employee**" means an "Employee" as defined in the TSX Policies.

2.12 "**Exchanges**" means the TSX Venture Exchange and, if applicable, any other stock exchange on which the Shares are listed.

2.13 "**Expiry Date**" means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.14 "**Grant Date**" means the date specified in an Option Agreement as the date on which an Option is granted.

2.15 "**Insider**" means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company.

2.16 "**Investor Relations Activities**" means "Investor Relations Activities" as defined in the TSX Policies.

2.17 "**Joint Actor**" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act.

2.18 "**Management Company Employee**" means a "Management Company Employee" as defined in the TSX Policies.

2.19 "**Market Price**" of Shares at any Grant Date means the last closing price per Share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the Grant Date, or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

2.20 "**Option**" means an option to purchase Shares granted pursuant to this Plan.

2.21 "**Option** Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option.

2.22 "**Optionee**" means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.

2.23 "**Option Price**" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.24 "**Option Shares**" means the aggregate number of Shares which an Optionee may purchase under an Option.

2.25 **"Plan" means** this Sennen Stock Option Plan.

2.26 **"Shares"** means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.27 **"Securities Act"** means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.

2.28 **"TSX Policies"** means the policies included in the TSX Venture Exchange Corporate Finance Manual and "TSX Policy" means any one of them.

2.29 **"Unissued Option Shares"** means the number of Shares, at a particular time, which have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.30 **"Vested"** means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3. GRANT OF OPTIONS

3.1 Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

3.2 Limits on Shares Issuable on Exercise of Options

The number of Shares reserved for issuance under the Plan and all of the Company's other previously established or proposed share compensation arrangements:

(a) in aggregate shall not exceed 20% of the total number of issued and outstanding Shares on a non-diluted basis; and

(b) to any one Optionee within a 12 month period shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis.

The number of Shares which may be issuable under the Plan and all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a) to any one Optionee, shall not exceed 5% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis; and

(b) to Insiders as a group shall not exceed 20% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis.

(c) to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis; and

(d) all Eligible Persons who undertake Investor Relations Activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis.

3.3 Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Stock Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4. EXERCISE OF OPTION

4.1 When Options May be Exercised

Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 4:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2 Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3 Vesting of Option Shares

The Directors, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Current policies of the TSX Venture Exchange provide that minimum vesting requirements shall be 25% of the Option upon TSX Venture Exchange approval and 12 1/2% every quarter thereafter which is the vesting period hereby adopted by the directors of the Company.

4.4 Termination of Employment

If an Optionee ceases to be a director, officer or Service Provider of the Company or one of the Company's subsidiaries, his or her Option shall be exercisable as follows:

(a) Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i) 365 days after the date of death or Disability; and

(ii) the Expiry Date;

(b) Termination For Cause

If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee's employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c) Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person.

For greater certainty, an Option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4 occurred, shall not be or become vested or exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5 Effect of a Take-Over Bid

If a *bona fide* offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a) the Offer is not completed within the time specified therein; or

(b) all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to paragraph 4.3 shall be reinstated. If any Option Shares are returned to the Company under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6 Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer. The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days and not more that 35 days notice is required.

4.7 Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee.

4.8 Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9 Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

5. ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1 Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a) the Option Price will be adjusted to a price per Share which is the product of:

(i) the Option Price in effect immediately before that effective date or record date; and

(ii) a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b) the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2 Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a) shares of the Company, other than the Shares;

(b) evidences of indebtedness;

(c) any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or

(d) rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3 Corporate Organization

Whenever there is:

(a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b) a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

5.4 Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5 Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

6. MISCELLANEOUS

6.1 Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2 Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. Disinterested shareholder approval (as required by the Exchanges) will be obtained for any reduction in the exercise price of any Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3 Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4 Income Taxes

As a condition of and prior to participation in the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

6.5 Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

6.6 Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7 No representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8 Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9 No Assignment

No Optionee may assign any of his or her rights under the Plan or any option granted thereunder.

6.10 Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11 Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12 Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the province of British Columbia.

6.13 Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.14 Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

SCHEDULE "A"

SENNEN RESOURCES LTD.

STOCK OPTION PLAN

OPTION AGREEMENT

Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this agreement and any securities issued upon exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ●, 200 ● four months and one day after the date of grant.

This Option Agreement is entered into between ● ("the Company") and the Optionee named below pursuant to the Company Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1. on ●, 200● (the "Grant Date");

2. ● (the "Optionee");

3. was granted the option (the "Option") to purchase ● OCommonO Shares (the "Option Shares") of the Company;

4. for the price (the "Option Price") of $● per share;

5. which shall be exercisable ("Vested") as to ●;

6. terminating on the ●, 200● (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ● day of ●, 200●.

●

Per:________________________
Authorized Signatory

____
OPTIONEE

SENNEN RESOURCES LTD.
408 837 West Hastings Street
Vancouver, British Columbia
V6C 3N6
Tel: 604/685-6851 Fax: 604/685-6493


PROCESSING
JUN 3 0 2003
187
SECTION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of **SENNEN RESOURCES LTD.** (the "Company") will be held at 408 837 W. Hastings Street, Vancouver, B.C., V6C 3N6, on **Thursday, July 17th, 2003** at 10 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive and consider the Report of the Directors and the financial statements of the Company, together with the auditor's report thereon, for the financial year ended **January 31, 2003.**

2. To elect directors for the ensuing year.

3. To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration of the auditor.

4. To approve amendments to the Company's Stock Option Plan, including an increase in the number of Common Shares which may be issued pursuant to the issue of options under the Stock Option Plan, changes to the vesting provisions and other consequential amendments as more fully set forth in the information circular accompanying this notice.

   To authorize the directors in their discretion to amend stock options granted to insiders, directors, senior officers, employees or consultants subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.

   INSIDERS TO WHO SHARES MAY BE ISSUED UNDER THE PLAN, AND THEIR RESPECTIVE ASSOCIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING TRANSACTION. THE APPROVAL OF THE MAJORITY OF DISINTERESTED MEMBERS OF THE COMPANY IS THEREFORE SOUGHT.

5. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at the 10th Floor, 595 Howe Street, Vancouver, B.C., V6C 2T5, during normal business hours up to **July 17th, 2003** being the date of the Meeting, and at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

The directors of the Company fixed the close of business on **June 12th 2003** as the record date for determining holders of common shares who are entitled to vote at the meeting.

If you are a non-registered member and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or such other intermediary.

DATED at Vancouver, B.C. this 16th day of May 2003.

BY ORDER OF THE BOARD

Signed: *Douglas B.Hyndman*

Douglas B. Hyndman, President